UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Medis Technologies Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58500P107

(CUSIP Number)

Gerald Ratner

Gould & Ratner

222 North LaSalle Street, Suite 800

Chicago, IL 60601

(312) 236-3003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 58500P107 13D Page 2 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CVF, LLC
I.R.S. Identification No.: 36-7227242

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 source of funds

OO

5 check box if disclosure of legal proceedings

is required pursuant to items 2(d) or 2(e)

[ ]

6 citizenship or place of organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE voting power: 0

8 shared voting power: 2,464,385

9 sole dispositive power: 0

10 Shared dispositive power: 2,464,385

11 aggregate amount beneficially owned by each reporting person: 2,464,385

12 check box if the aggregate amount in row (11) excludes certain shares

[ ]

13 percent of class represented by amount in row (11): 10.36%

14 type of reporting person:

OO - limited liability company

CUSIP No. 58500P107 13D Page 3 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard C. Goodman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 source of funds

OO

5 check box if disclosure of legal proceedings

is required pursuant to items 2(d) or 2(e)

[ ]

6 citizenship or place of organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE voting power: 0

8 shared voting power: 2,464,385

9 sole dispositive power: 0

10 Shared dispositive power: 2,464,385

11 aggregate amount beneficially owned by each reporting person: 2,464,385

12 check box if the aggregate amount in row (11) excludes certain shares

[ ]

13 percent of class represented by amount in row (11): 10.36%

14 type of reporting person: IN

CUSIP No. 58500P107 13D Page 4 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James A. Star

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 source of funds

OO

5 check box if disclosure of legal proceedings

is required pursuant to items 2(d) or 2(e)

[ ]

6 citizenship or place of organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE voting power: 0

8 shared voting power: 2,489,385

9 sole dispositive power: 0

10 Shared dispositive power: 2,489,385

11 aggregate amount beneficially owned by each reporting person: 2,489,385

12 check box if the aggregate amount in row (11) excludes certain shares

[ ]

13 percent of class represented by amount in row (11): 10.46%

14 type of reporting person: IN

CUSIP No. 58500P107 13D Page 5 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longview Management Group, LLC

IRS Identification No.: 36-4245844

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 source of funds

OO

5 check box if disclosure of legal proceedings

is required pursuant to items 2(d) or 2(e)

[ ]

6 citizenship or place of organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE voting power: 0

8 shared voting power: 2,489,385

9 sole dispositive power: 0

10 Shared dispositive power: 2,489,385

11 aggregate amount beneficially owned by each reporting person: 2,489,385

12 check box if the aggregate amount in row (11) excludes certain shares

[ ]

13 percent of class represented by amount in row (11): 10.46%

14 type of reporting person:

OO - limited liability company

CUSIP No. 58500P107 13D Page 6 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Charles H. Goodman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 source of funds

OO

5 check box if disclosure of legal proceedings

is required pursuant to items 2(d) or 2(e)

[ ]

6 citizenship or place of organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE voting power: 0

8 shared voting power: 0

9 sole dispositive power: 0

10 Shared dispositive power: 0

11 aggregate amount beneficially owned by each reporting person: 0

12 check box if the aggregate amount in row (11) excludes certain shares

[ ]

13 percent of class represented by amount in row (11): 0%

14 type of reporting person: IN

CUSIP No. 58500P107 13D Page 8 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Geoffrey F. Grossman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 source of funds

OO

5 check box if disclosure of legal proceedings

is required pursuant to items 2(d) or 2(e)

[ ]

6 citizenship or place of organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE voting power: 0

8 shared voting power: 2,489,385

9 sole dispositive power: 0

10 Shared dispositive power: 2,489,385

11 aggregate amount beneficially owned by each reporting person: 2,489,385

12 check box if the aggregate amount in row (11) excludes certain shares

[ ]

13 percent of class represented by amount in row (11): 10.46%

14 type of reporting person: IN

The Reporting Persons listed on the cover pages to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder. This Statement is an amendment to the unifying amendment, filed on November 27, 2002 of the Schedule 13Ds filed on October 5, 2001 (the "Original Schedule 13D").

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D. Except as amended hereby, the information set forth in the Original Schedule 13D remains true, complete, and correct.

ITEM 2. Identity and Background

Item 2 is hereby amended to read as follows:

This statement is being filed on behalf of CVF, LLC, a Delaware limited liability company ("CVF"); Richard C. Goodman ("Mr. R. Goodman"); Longview Management Group, LLC, a Delaware limited liability company ("Longview"); Charles H. Goodman ("Mr. C. Goodman"); James A. Star ("Mr. Star") and Geoffrey F. Grossman, ("Mr. Grossman") (CVF, Mr. R. Goodman, Longview, Mr. C. Goodman, Mr. Star and Mr. Grossman are collectively referred to herein as the Reporting Persons"). All natural person Reporting Persons are citizens of the United States of America.

CVF, LLC makes venture capital investments in companies, funds, and other entities chosen by its Executive Manager, Mr. R. Goodman. CVF maintains its principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

CVF exercises voting and dispositive power over the Common Stock of the Issuer reported herein or the right to acquire such Common Stock within 60 days, and, accordingly, is deemed to be the beneficial owner for purposes of Section 13(d) of the 1934 Act, of the Common Stock reported herein.

Mr. R. Goodman's principal occupation is the performance of his duties as Executive Manager of CVF. Mr. R. Goodman maintains his principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. In his capacity as Executive Manager, Mr. R. Goodman is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Mr. R. Goodman does not own any Common Stock or other securities of the Issuer.

The executive officers of CVF, other than certain of the Reporting Persons listed above, and their present occupations are as follows: (a) A. Steven Crown, Vice President of Henry Crown and Company, a company with diversified investments ("HCC"); (b) James S. Crown, President of HCC; and (c) William H. Crown, President of CC Industries, Inc., a division of HCC. Each executive officer of CVF is a citizen of the United States of America and has an address at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

Longview engages primarily in the investment advisory business. The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview manages investment accounts for clients including certain of the other Reporting Persons and affiliated and associated persons and entities. Longview exercises voting and dispositive control over the Common Stock held by CVF, and accordingly is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Longview does not own any Common Stock or other securities of the Issuer.

The executive officers of Longview, other than certain of the Reporting Persons listed above, and their present occupations are as follows: (a) Richard J. Boberg, Vice President of Longview; and (b) James B. Biegel, Vice President of Administration of Longview. Each executive officer of Longview is a citizen of the United States of America and has an address at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

Mr. Star's principal occupation is Vice President of HCC, and President of Longview. Mr. Star and HCC maintain their principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. In his capacity as President, Mr. Star is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. By the terms of its organic documents, no other officer, member, or employee of Longview may vote or direct the disposition of securities for which Longview provides investment advisory services

Mr. C. Goodman's principal occupation is Vice Chairman of HCC. Mr. C. Goodman does not own any Common Stock or other securities of the Issuer.

Mr. Grossman's principal occupation is the performance of his duties as a partner in the law firm of D'Ancona and Pflaum LLC. His principal place of business is located at 111 East Wacker Drive, Suite 2800, Chicago, Illinois 60601. In his capacity as Trustee of the Edward Memorial Trust and not individually, Mr. Grossman is deemed to hold a 100% interest in Longview, and is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Mr. Grossman does not own any Common Stock or other securities of the Issuer.

During the last five years, none of the Reporting Persons nor any executive officer of CVF or Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer of CVF or Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or (ii) finding a violation with respect to such laws.

ITEM 5. Interest in Securities of the Issuer

Items 5(a), 5(b), and 5(e) are hereby amended to read as follows:

(a) As of July 1, 2003, CVF owned 2,464,385 shares of Common Stock (including warrants exercisable within 60 days to acquire 350,900 shares of Common Stock) representing approximately 10.36% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 23,552.721 shares of Common Stock issued and outstanding as of May 13, 2003 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003). By virtue of his position with CVF, in which capacity he shares voting and dispositive control over securities held by CVF, Mr. R. Goodman may be deemed to beneficially own 2,464,385 shares of Common Stock, or 10.36% of all outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1)(i). By virtue of the investment advisory services that Longview provides to CVF and another person who owns warrants exercisable within 60 days to acquire 25,000 shares of Common Stock, Longview, Mr. Star, and Mr. Grossman, not individually, but solely as trustee of The Edward Memorial Trust, may be deemed to beneficially own 2,489,385 shares of Common Stock, or 10.46% of all outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1)(i). Mr. R. Goodman, Longview, Mr. Star, and Mr. Grossman disclaim beneficial ownership of all of the shares of the Common Stock reported herein.

(b) CVF, Mr. R. Goodman, Longview, Mr. Star, and Mr. Grossman share voting and dispositive power over all Common Stock owned by CVF. Longview, Mr. Star, and Mr. Grossman share voting and dispositive power over all Common Stock deemed to be beneficially owned by Longview.

(e) On July 1, 2003, Mr. Goodman ceased being the President of Longview and is therefore no longer deemed to be the beneficial owner of the shares of Common Stock which are managed by Longview. Accordingly, Mr. Goodman is no longer deemed to be the beneficial owner of more than five percent (5%) of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer

Item 6 is hereby amended to read as follows:

On July 1, 2003, Mr. Goodman ceased being the President of Longview. Mr. Star is now President of Longview and participates in the management thereof. The statements in Item 2 are incorporated by reference as if set forth herein.

ITEM 7. Material to be Filed as Exhibits

A Joint Filing Agreement, dated as of July 1, 2003, by and among the Reporting Persons is attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVF, LLC

By: _____________________________________

Richard C. Goodman, Executive Manager

________________________________________

Richard C. Goodman

Longview Management Group, LLC

By: _____________________________________

James A. Star, President

________________________________________

James A. Star

________________________________________

Charles H. Goodman

________________________________________

Geoffrey F. Grossman, not individually but solely as trustee of the Edward Memorial Trust

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $1.00 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated as of: July 1, 2003

CVF, LLC

By: _____________________________________

Richard C. Goodman, Executive Manager

________________________________________

Richard C. Goodman

Longview Management Group, LLC

By: _____________________________________

James A. Star, President

________________________________________

James A. Star

________________________________________

Charles H. Goodman

________________________________________

Geoffrey F. Grossman, not individually but solely as trustee of the Edward Memorial Trust